July 31, 2020

VIA ELECTRONIC TRANSMISSION

Christina DiAngelo-Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:

Response to Staff Comment Regarding Azzad Funds June 30, 2019 Annual Report (File Nos. 333-20177; 811-08021)

Dear Ms. DiAngelo-Fettig:

This correspondence is submitted in response to the Staff's comments received on July 1, 2020 related to the June 30, 2019 annual report ("Annual Report") for Azzad Funds (the "Registrant" or "Trust").  Please find below a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1

The Staff notes that Azzad Wise Capital Fund (“Wise Fund”) and Azzad Ethical Fund (“Ethical Fund”) (each a “Fund” and collectively the “Funds”) are each listed as non-diversified funds, but each Fund appears to have been both operating as a diversified fund.  If each Fund continues to operate as a diversified fund for more than three years, will the Registrant obtain shareholder approval before representing that the respective Fund is a non-diversified fund?

Response

The Registrant confirms that the Funds have recently been operating as diversified funds.  Therefore, the Registrant has filed a supplement to its registration statement and will reflect that fact in future shareholder reports.  Registrant further confirms that the Registrant shall obtain Board and shareholder approval if either fund desires to operate as a non-diversified fund and before making any representation to that effect.

Comment 2

With respect to each Fund’s Schedule of Investments, for investments with variable rates, consider disclosing the existence of any caps or floors on the rates and the amount of any caps or floors.

Response

The Fund undertakes to provide such additional disclosures in future annual and semi-annual reports.

Comment 3

Pursuant to Article 12-12 footnote 4 of Regulation S-X (17 CFR 210.12-12 ft 4) , with respect to variable rate securities, please include in the Schedule of Investment a description of the reference rate and spread and: (1) the end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule of Investments.

Response

The Fund undertakes to provide such additional disclosures in future annual and semi-annual reports.

Comment 4

The Staff notes that with respect to the Wise Fund’s Schedule of Investments on pages 19-20 of the Annual Report, various tranches of Trade Finance Agreements appear to be combined for financial reporting purposes.  Please confirm compliance with Article 12-12 footnote 2 of Regulation S-X (17 CFR 210.12-12 ft 2).

Response

The Registrant notes that with respect to the Wise Fund’s Schedule of Investments on pages 19-20 of the Annual Report, the Trade Finance Agreements that have been aggregated for financial reporting purposes are permissible under Article 12-12 footnote 2 of Regulation S-X. The Registrant further notes that such aggregated Trade Finance Agreements do currently disclose the range of interest rates in compliance with Article 12-12 footnote 2 of Regulation S-X, but do not disclose the maturity date range of such aggregated Trade Finance Agreements.  The Registrant undertakes to provide the range of interest rates and break out the Trade Finance Agreements by maturity dates in future annual and semi-annual reports in order to fully comply with Article 12-12 footnote 2 of Regulation S-X.

Comment 5

The Staff notes on pages 33-34 of the footnotes that Wise Fund uses a pricing service to provide price evaluations for level 3 Trade Finance Agreements.  Please confirm compliance with FASB ASC 820-10-50-2-bbb.

Response

The Registrant confirms compliance with FASB ASC 820-10-50-2-bbb and notes that an independent third-party pricing vendor provides the valuations that the Registrant uses to price Wise Fund’s level 3 Trade Finance Agreements and that such valuations have never been adjusted by the Registrant.

Comment 6

With respect to footnote 4 of the Annual Report, consider disclosing the fees paid to each Fund’s sub-adviser.  See AICPA Investment Companies Expert Panel Meeting Minutes dated January 21, 2020.

Response

The Fund undertakes to provide such additional disclosures in future annual and semi-annual reports.

Comment 7

The Staff notes that the term is not disclosed in the Trustees and Officers Table in the Annual Report.  Please include the term in future filings pursuant to Form N-1A, Item 27(b)(5).

Response

The Fund undertakes to provide such additional disclosures in future annual and semi-annual reports.

If you have any questions or additional comments, please call Cassandra Borchers at 513-352-6632.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP

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